Market Commentary

April 11, 2023

A flight to safety on increased recession fears drove the 10-year U.S. Treasury yield to +3.49 percent at the end of March from a year-to-date peak of +4.08 percent on March 2. The yield drop helped longer-duration technology stocks and lifted broad equity indices. As a result, the S&P 500 finished 2023's first quarter with a +7.5 percent year-to-date return.

In terms of the economy, almost every leading indicator we track decisively signals the U.S. economy should already be in a recession or that one is imminent. For example, the Conference Board's Leading Economic Index has fallen for eleven consecutive months, and its recession model indicates a 99 percent chance of one within the next twelve months. Tightening credit standards also foreshadows a contraction in bank loans and business activity. The possible fallout from the most recent U.S. bank failures (i.e., higher deposit withdrawals, cost of funds, and regulations) may force banks to curb lending still more, leading to a credit crunch.

The economic outlook depends on whether the Fed can rein in inflation and keep credit flowing without slowing the economy too much to stick the (soft) landing. Unfortunately, the Fed has a less-than-auspicious record at doing so. We believe the Fed is now in the final "tweaking" stage of tightening and will be much more data-dependent. Although "higher for longer" may be an underappreciated risk, easing core inflation into the second half also may lead to a somewhat less restrictive Fed.

We still believe consensus earnings estimates are too optimistic, particularly for the second half of 2023. As a result, stock selection is essential, either by identifying firms where valuations already discount weak earnings or those with strong earnings visibility.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Why the Federal Reserve should cut interest rates

March 21, 2023

Too much fiscal stimulus ($6.3 trillion) combined with widespread global lockdowns disrupted the fragile economic balance. Too much stimulus hampered a recovery by reducing the percentage of the population willing/needing to work which fueled labor shortage induced inflation.

A fiscal solution was needed to solve this core source of supply-shortage-related inflation. Specifically, legislation that focused on incentivizing people to work and for businesses to hire those that have been out of the workforce.

In the absence of a fiscal solution, the Federal Reserve took it upon itself to attack inflation. However, the Fed uses monetary tools geared toward impacting the demand side of inflation.

Unfortunately, the Federal Reserve was the last to recognize inflation was more than just transitory. So instead of raising rates slowly and ceasing printing trillions of dollars when the economy first reopened, the Fed didn't begin raising rates until a year ago after year-over-year inflation had surpassed 7%.

– *View the Full Article*

2023 Investment Seminars

The Sit Mutual Funds investment seminar series is back for the Summer of 2023. The series will include seminars on:

- Money, Investing and the Pursuit of Happiness
- Essential Terms, Documents and Laws to Know for Those Age 50 and Older
- Financial Psychology 101

For more details on the seminars and how to sign up, visit the *2023 Investment Seminar page*.

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*

Capital Gains Distributions

Click here for 2022 capital gain distributions. Contact your tax advisor regarding the use of this information. Please contact an investor services representative at 800-332-5580 or *info@sitinvest.com* if any questions.

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Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.